Exhibit 99.1

NEXA RESOURCES ANNOUNCES 2020 YEAR-END
MINERAL RESERVES AND MINERAL RESOURCES

Luxembourg, March 16, 2021 - Nexa Resources S.A.  (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) announces its 2020 Year-End Mineral Reserves and Mineral Resources relating to its operations and projects located in Peru and Brazil.

Commenting on the MRMR update, Tito Martins, CEO of Nexa Resources, said “although we were able to partially replace Mineral Reserves through drilling, and we were able to extend Cerro Lindo life of mine until 2029, our exploration program in 2020 was strongly affected by the COVID-19 global outbreak and the measures adopted to mitigate the spread of the virus.

As a major polymetallic zinc company, Nexa has a unique portfolio of operating mines with excellent exploration potential and a pipeline of greenfield exploration projects. In 2021, our mineral exploration program will remain focused on the replacement of Mineral Reserves, identifying new ore bodies and upgrading Mineral Resources through infill drilling campaigns.”

2020 Year-End Mineral Reserves and Mineral Resources Highlights

Mineral Reserves

Note: “Addition” refers to new tonnages from brownfield and infill drilling and “Revision” refers to changes in Mineral Reserves due to changes in mine design, changes in economic parameters, leading to a model review and update.

▪	As of December 31, 2020, Proven and Probable Mineral Reserves estimates amounted to 106.1 million tonnes containing 5,552kt of zinc equivalent[1] versus 117.6 million tonnes containing 6,184kt of zinc equivalent as of December 31, 2019. The decrease was the result of mining production depletion and the reclassification of Atacocha’s Mineral Reserves to Mineral Resources as a result of the suspension of the underground mine. Nexa’s 2020 Year-End Mineral Reserves reflects changes in continuous refining of its geological modelling.

▪	As of December 31, 2020. Atacocha’s Mineral Reserves were reclassified to Mineral Resources mainly driven by the decision to not resume the underground operations. In response to COVID-19 and based on our cost management strategy, the Atacocha open pit mine operation resumed in mid-June. This followed the supreme decree published by the Peruvian government that allowed medium-sized mines to restart operations.

1 Zinc Equivalent metal content calculated using Mineral Reserves and Mineral Resources pricing as shown in reserves and resources table footnotes and metallurgical recoveries for each metal on a site by site basis as shown in table 1.

▪	The depletion of -460kt zinc equivalent was partially replaced by the addition of 109kt zinc equivalent mainly following drilling at El Porvenir. This was below the Company’s target, mainly impacted by challenges created by the COVID-19 pandemic regarding travel restrictions and additional safety protocols. The net revision of -281kt zinc equivalent was primarily due to removal of some geotechnical constraints and update in geological model at Cerro Lindo (423kt), mine design revision at Aripuanã (-179kt), cost constraints at El Porvenir (-138kt) and reclassification at Atacocha (-391kt).

▪	The Proven and Probable Mineral Reserves at Cerro Lindo were estimated to total 52.1Mt at 1.44% Zn, 0.20% Pb, 0.61% Cu and 21.2 g/t Ag, an 8% increase from 48.4Mt at 1.26% Zn, 0.16% Pb, 0.65% Cu and 18.9 g/t Ag as of December 31, 2019. The increase is explained by the success in removing some geotechnical constraints and update in geological model over 2020 and infill drilling. Depletion during 2020 accounted for -5.48Mt containing 223kt of zinc equivalent.

▪	The Proven and Probable Mineral Reserves at Vazante were estimated to total 16.7Mt at 8.61% Zn, 0.23% Pb, and 13.7 g/t Ag, down 5% from 17.6Mt at 9.08% Zn, 0.26% Pb and 13.0 g/t Ag as of December 31, 2019. The decrease was the result of mining production depletion during 2020, which was partially replaced by our infill drilling campaign (approximately 4.6 km) during the same period. Depletion during 2020 accounted for -1.43Mt containing 165kt of zinc equivalent.

▪	The Proven and Probable Mineral Reserves at El Porvenir were estimated to total 13.9Mt at 3.75% Zn, 0.88% Pb, 0.23% Cu and 62.8 g/t Ag compared with 16.2Mt at 3.70% Zn, 0.75% Pb, 0.23% Cu and 46.9 g/t Ag as of December 31, 2019. In 2020, treated ore volume at El Porvenir totaled 1.5 Mt at 2.65% Zn, 0.17% Cu, 0.93% Pb and 62.28 g/t Ag, and part of this volume derived from Measured and Indicated Mineral Resource. Mineral Reserve depletion accounted for -0.61Mt containing 33kt of zinc equivalent.

▪	The Proven and Probable Mineral Reserves at Aripuanã project were estimated to total 23.5Mt at 3.66% Zn, 1.36% Pb, 0.25% Cu, 34.3 g/t Ag and 0.31 g/t Au compared with 26.2Mt at 3.75% Zn, 1.35% Pb, 0.25% Cu, 34.3 g/t Ag and 0.30 g/t Au as of December 31, 2019. The decrease of -2.7 Mt was due to a revision to the mine design.

▪	Additional depletion of -0.11Mt containing 5kt of zinc equivalent are reported for Atacocha underground and -0.96Mt containing 35kt of zinc equivalent for Atacocha open pit during 2020.

Mineral Resources

Note: “Addition” refers to new tonnages from brownfield and greenfield drilling and “Revision” refers to changes in Mineral Resources due to changes in mine design, changes in economic parameters, leading to a model review and update.

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▪	At the 2020 year-end, Nexa estimated Measured and Indicated Mineral Resources (exclusive of mineral Reserves) of 6,545kt of contained zinc equivalent compared with 5,974kt at the end of 2019. The addition and revision accounted for an increase of 571kt of contained zinc equivalent.

▪	The addition from brownfield drilling accounted for 81kt of contained zinc equivalent at the Vazante Calamina site. The revision also added net 490kt of contained zinc equivalent mainly from Morro Agudo (213kt), Atacocha (395kt) and Florida Canyon (-154kt).

▪	The Measured and Indicated Mineral Resources at Cerro Lindo were estimated to total 7.86Mt at 1.72% Zn, 0.22% Pb, 0.57% Cu and 22.0 g/t Ag compared with 6.57Mt at 1.82% Zn, 0.26% Pb, 0.59% Cu and 25.9 g/t Ag as of December 31, 2019.

▪	At the 2020 year-end, Nexa estimated Inferred Mineral Resources of 9,765kt of contained zinc equivalent, which is an increase from the total of 9,312kt at the end of 2019. The addition of 1,257kt of contained zinc equivalent was incorporated through exploration drilling. Model revisions, improvements and mine design revisions accounted for a reduction of -805kt of contained zinc equivalent.

▪	Notable additions from exploration drilling to Inferred Mineral Resources included:

•	455kt from Florida Canyon Project (2018 and 2019 drilling campaign)

•	224kt from Aripuanã Project – Babaçu Site

•	342kt from Vazante brownfield

▪	Stope layout and mine design revision accounted for -458kt of contained zinc equivalent from the Aripuanã Project and a model revision at Vazante accounted for -200kt. A model update at Florida Canyon accounted for 154kt. Minor revisions from other mines and projects accounted for the remaining -300kt.

Table 1. Average Metallurgical Recoveries assumptions used for economic evaluation and zinc equivalent calculation.

Zinc Mines and Projects	Application	Zinc	Copper	Silver	Lead	Gold
Cerro Lindo	Reserves and Resources	88.3%	86.9%	74.8%	70.0%
El Porvenir	Reserves and Resources	89.5%	14.3%	77.5%	78.8%
Atacocha u/g	Resources	79.5%	5.5%	76.5%	89.0%
Atacocha o/p	Resources	74.3%	5.5%	76.5%	85.0%	64.4%
Vazante u/g	Reserves and Resources	83.6%		42.0%	22.05%
Vazante Tailings	Resources	76.3%			23.4%
Vazante Calamina	Resources	55.0%		42.0%	46.4%
Aripuanã	Reserves and Resources	89.1%	71.0%	75.2%	83.0%	67.0%
Morro Agudo Bonsucesso	Resources	92.0%			72.0%
Morro Agudo u/g	Resources	89.0%			78.0%
Florida Canyon	Resources	80.0%		52.0%	74.0%
Shalipayco	Resources	88.0%		70.9%	77.5%
Hilarión	Resources	90.0%		80.0%	86.0%
Caçapava do Sul	Resources	75.0%	60.0%	50.0%	70.0%

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Exploration Outlook

Nexa’s exploration program remains focused on replacing and increasing Mineral Reserves and Resources. Our total exploration investment guidance for 2021 of US$51 million relates to greenfield and brownfield projects, mineral rights and mine development for exploration of our current mines.

Geographically, we expect mineral exploration investment to be approximately 32 percent in Brazil, 66 percent in Peru, and the remainder in Namibia.

In Namibia, Nexa has a joint venture with the Japan, Oil, Gas and Metals National Corporation (JOGMEC), a Japanese state-owned company. The project in Namibia was part of a farm-out process of the Namibian tenements inherited from the former strategy of Votorantim Metais to explore opportunities in Africa, where Nexa has a back in right to invest and maintain participation depending on exploration results. The exploration area is located 360 km north of Windhoek. This early-stage exploratory project is targeting sediment-hosted copper mineralization, such as the Tsumeb and Kombat mines, both of which contain rocks from the Otavi Mountain land terrain.

Nexa’s exploration investment for 2021 will focus on the Hilarión and Bonsucesso projects. Brownfield drilling is targeting northern expansion at Cerro Lindo, Sara orebody extensions at El Porvenir, Babaçu extensions at Aripuanã project and lateral extensions at the Vazante mine and recently identified parallel mineralized lenses to the northwest of the main Vazante orebody.

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Mineral Reserves and Mineral Resources Tables

MINERAL RESERVES

The following table shows our estimates of Mineral Reserves prepared with an effective date of December 31, 2020 (except as indicated below).

Table 2. Nexa Year-End Mineral Reserves as of December 31, 2020 (except as indicated below) for Zinc operating mines and project.

			Grade					Contained Metal
Interest /		Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Zinc mines
Cerro Lindo	Proven	29.37	1.71	0.60	20.9	0.23	-	501.5	177.3	19,702	66.1	-
(80.16%)	Probable	22.73	1.08	0.62	21.6	0.18	-	246.4	141.8	15,770	40.0	-
	Subtotal	52.10	1.44	0.61	21.2	0.20	-	747.9	319.1	35,472	106.1	-
Vazante	Proven	8.44	8.40	-	15.2	0.24	-	708.8	-	4,125	20.6	-
(100%)	Probable	8.24	8.83	-	12.2	0.21	-	727.9	-	3,241	17.4	-
	Subtotal	16.68	8.61	-	13.7	0.23	-	1,436.7	-	7,367	38.0	-
El Porvenir	Proven	3.76	3.76	0.25	62.9	0.98	-	141.3	9.5	7,602	36.9	-
(80.16%)	Probable	10.09	3.74	0.22	62.8	0.85	-	377.6	22.4	20,364	85.5	-
	Subtotal	13.85	3.75	0.23	62.8	0.88	-	518.9	31.9	27,966	122.4	-
Zinc project
Aripuanã	Proven	10.08	3.74	0.31	36.0	1.39	0.29	376.7	31.3	11,676	140.1	94.5
Project	Probable	13.42	3.60	0.21	32.9	1.33	0.33	483.1	28.4	14,211	178.9	141.5
(100%)	Subtotal	23.51	3.66	0.25	34.3	1.36	0.31	859.8	59.7	25,887	319.0	236.1
	Proven	51.65	3.35	0.42	26.00	0.51	0.06	1,728.3	218.1	43,105	263.7	94.5
Total	Probable	54.49	3.37	0.35	30.60	0.59	0.08	1,835.1	192.6	53,586	321.8	141.5
	Total	106.14	3.36	0.39	28.30	0.55	0.07	3,563.4	410.8	96,691	585.5	236.1

NOTES TO MINERAL RESERVES TABLE

Mineral Reserves are expressed on a 100% basis. The Qualified Persons for the estimation of the Mineral Reserves are: Cerro Lindo and Vazante - Normand L. Lecuyer, a Roscoe Postle Associates Inc. employee, El Porvenir - Steve Blaho, P. Eng., a Roscoe Postle Associate Inc. employee, and the Aripuanã project - Jason J. Cox, P.Eng., a Roscoe Postle Associates Inc employee.

Mineral Reserves have an effective date of: (a) December 31, 2020 for Cerro Lindo, El Porvenir and Vazante; and (b) September 30, 2020 for the Aripuanã project.

2014 CIM Definition Standards were followed for Mineral Reserves, which are consistent with definitions used under Subpart 1300 of Regulation S-K.

Mineral Reserves are reported within engineered stope outlines assuming the following underground mining methods: Cerro Lindo and Vazante - sublevel stoping (SLS) and cut and fill (C&F); El Porvenir - sublevel stoping (SLS) and cut and fill (C&F); and the Aripuanã project - longitudinal longhole retreat (bench stoping) and transverse longhole mining (VRM). Dilution and mining recovery are considered.

The net smelter return (NSR) cut-offs are calculated based on the life of mine (LOM) costs depending on the mining method used: Cerro Lindo - SLS: US$33.56/t; and C&F: US$49.90/t; El Porvenir - SLS: varies from US$56.44/t (lower zone) to US$60.06/t (deepening zone); and C&F: varies from US$59.75/t (lower zone) to US$63.37/t (deepening zone). For Vazante and the Aripuanã project, the NSR cut-offs are calculated based on the LOM costs independent of the mining method: Vazante - SLS, VRM and C&F: US$47.49/t; and the Aripuanã project - VRM and bench stoping: US$45.00/t (some incremental material with values between US$40/t and US$45/t was included).

Forecast long-term metal prices used for the NSR calculation are: Zn: US$2,494.90/t (US$1.13/lb); Pb: US$1,956/t (US$0.89/lb); Cu: US$6,457.90/t (US$2.93/lb); Ag: US$16.85/oz, and Au: US$1,538/oz for the Aripuanã project.

The exchange rate for Vazante, Brazil is R$/US$ rate of 4.84.

For Vazante and the Aripuanã project, a 4m minimum mining width was applied. For Cerro Lindo, C&F stopes are at 4m and SLS stopes at 5m minimum mining width and for El Porvenir a minimum mining width of 5.0 were applied.

Numbers may not add due to rounding.

MINERAL RESOURCES

The following table shows our estimates of Mineral Resources (exclusive of Mineral Reserves) in operating mines prepared with an effective date of December 31, 2020 (except as indicated below).

Table 3. Nexa Year-End Mineral Resources as of December 31, 2020 (except as indicated below) for Zinc operating mines.

			Grade					Contained Metal
Interest /		Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Mines
Cerro Lindo	Measured	4.40	2.00	0.67	19.6	0.20	-	87.8	29.4	2,774	8.9	-
(80.16%)	Indicated	3.46	1.37	0.45	25.0	0.25	-	47.3	15.5	2,776	8.8	-
	Subtotal	7.86	1.72	0.57	22.0	0.22	-	135.1	44.9	5,550	17.6	-
	Inferred	8.71	1.28	0.33	31.2	0.35	-	111.1	29.1	8,748	30.6	-
Vazante	Measured	3.40	6.91	-	8.4	0.18	-	235.0	-	918	6.2	-
(100%)	Indicated	2.88	6.84	-	5.6	0.14	-	197.3	-	523	4.0	-
	Subtotal	6.28	6.88	-	7.1	0.16	-	432.3	-	1,441	10.2	-
	Inferred	9.91	7.97	-	10.1	0.16	-	790.3	-	3,221	15.7	-
Vazante Tailings	Measured	-	-	-	-	-	-	-	-	-	-	-
(100%)	Indicated	-	-	-	-	-	-	-	-	-	-	-
	Subtotal	-	-	-	-	-	-	-	-	-	-	-
	Inferred	3.94	4.06	-	7.9	0.25	-	159.9	-	995	9.9	-
El Porvenir	Measured	0.23	2.59	0.23	63.5	0.99	-	6.0	0.5	471	2.3	-
(80.16%)	Indicated	1.33	2.93	0.20	63.3	0.89	-	39.0	2.6	2,715	11.9	-
	Subtotal	1.56	2.87	0.20	63.4	0.91	-	45.0	3.2	3,186	14.2	-
	Inferred	8.47	3.60	0.23	78.4	0.95	-	305.0	19.8	21,345	80.8	-
Atacocha	Measured	3.47	4.83	-	100.0	1.97	-	167.2	-	11,141	68.4	-
(Underground)	Indicated	4.04	4.13	-	73.4	1.39	-	166.8	-	9,527	56.0	-
(72.94%)	Subtotal	7.50	4.45	-	85.7	1.66	-	334.1	-	20,669	124.3	-
	Inferred	7.71	4.45	-	81.6	1.26	-	342.8	-	20,236	97.2	-
Atacocha	Measured	4.34	1.17	-	30.0	0.87	0.22	50.6	-	4,191	37.7	31.2
(Open Pit)	Indicated	5.53	1.03	-	30.0	0.89	0.21	57.2	-	5,336	49.4	36.7
(72.94%)	Subtotal	9.87	1.09	-	30.0	0.88	0.21	107.9	-	9,527	87.2	67.9
	Inferred	1.31	0.97	-	30.5	0.83	0.26	12.8	-	1,291	10.9	10.9
Morro Agudo	Measured	-	-	-	-	0.00	-	0.0	-	-	-	-
(100%)	Indicated	17.28	3.25	-	-	0.64	-	561.7	-	-	111.1	-
	Subtotal	17.28	3.25	-	-	0.64	-	561.7	-	-	111.1	-
	Inferred	4.70	3.27	-	-	0.52	-	154.0	-	-	24.3	-
Subtotal	Measured	15.84	3.45	0.19	38.3	0.78	0.06	546.6	29.9	19,495	123.5	31.2
	Indicated	34.52	3.10	0.05	18.8	0.70	0.03	1,069.3	18.1	20,877	241.2	36.7
	Subtotal	50.35	3.21	0.10	24.9	0.72	0.04	1,616.1	48.1	40,373	364.6	67.9
	Inferred	44.75	4.19	0.11	38.8	0.60	0.01	1,875.9	48.9	55,836	269.4	10.9

The following table shows our estimates of Mineral Resources (exclusive of Mineral Reserves) for our zinc exploration projects prepared with an effective date of December 31, 2020 (except as indicated below).

Table 4. Nexa Year-End Mineral Resources as of December 31, 2020 (except as indicated below) for Zinc projects.

			Grade					Contained Metal
Interest /	Class	Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
Ownership
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Zinc projects
Aripuanã	Measured	2.92	2.50	0.38	29.8	0.93	0.29	72.9	11.1	2,795	27.3	27.4
(100%)	Indicated	5.17	1.86	0.27	18.2	0.63	0.43	96.3	13.9	3,021	32.4	71.0
	Subtotal	8.09	2.09	0.31	22.4	0.74	0.38	169.2	25.1	5,816	59.7	98.4
	Inferred	39.45	3.31	0.33	33.8	1.22	0.58	1,306.6	131.3	42,906	482.1	736.5
Hilarión	Measured	24.73	3.43	-	32.8	0.72	-	847.2	-	26,107	177.3	-
(80.16%)	Indicated	34.23	3.61	-	25.7	0.58	-	1,237.0	-	28,326	197.7	-
	Subtotal	58.96	3.53	-	28.7	0.64	-	2,084.1	-	54,433	374.9	-
	Inferred	25.34	3.52	-	28.4	0.69	-	891.2	-	23,144	174.3	-
Florida Canyon	Measured	0.81	11.32	-	15.4	1.40	-	91.7	-	402	11.3	-
(48.90%)	Indicated	1.63	10.28	-	14.9	1.31	-	167.6	-	779	21.4	-
	Subtotal	2.44	10.63	-	15.1	1.34	-	259.4	-	1,181	32.7	-
	Inferred	14.86	9.63	-	11.3	1.26	-	1,431.0	-	5,394	187.2	-
Shalipayco	Measured	3.78	4.18	-	28.9	0.46	-	158.0	-	3,512	17.4	-
(60.12%)	Indicated	5.69	4.61	-	32.6	0.50	-	262.3	-	5,955	28.5	-
	Subtotal	9.47	4.44	-	31.1	0.48	-	420.3	-	9,467	45.8	-
	Inferred	32.38	4.13	-	31.1	0.47	-	1,337.3	-	32,345	152.2	-
Caçapava do Sul	Measured	4.90	1.52	-	10.0	2.11	-	74.5	-	1,575	103.4	-
(56.00%)	Indicated	8.11	1.08	0.08	27.0	1.89	-	87.6	6.5	7,040	153.3	-
	Subtotal	13.01	1.24	0.05	20.6	1.97	-	161.3	6.5	8,612	256.3	-
	Inferred	13.25	0.86	0.12	21.0	1.94	-	114.0	15.9	8,946	257.1	-
	Measured	37.14	3.35	0.03	28.8	0.91	0.02	1,244.3	11.1	34,391	336.7	27.4
Total Projects	Indicated	54.83	3.38	0.04	25.6	0.79	0.04	1,850.8	20.4	45,121	433.3	71.0
	Subtotal	91.97	3.36	0.03	26.9	0.84	0.03	3,094.3	31.6	79,509	769.4	98.4
	Inferred	125.28	4.05	0.12	28.0	1.00	0.18	5,080.1	147.2	112,735	1,252.9	736.5
	Measured	52.98	3.38	0.08	31.6	0.87	0.03	1,790.9	41.0	53,886	460.2	58.6
Total (Mines and	Indicated	89.35	3.27	0.04	23.0	0.75	0.04	2,920.1	38.5	65,998	674.5	107.7
Projects)	Subtotal	142.32	3.31	0.06	26.2	0.80	0.04	4,710.4	79.7	119,882	1,134.0	166.3
	Inferred	170.03	4.09	0.12	30.8	0.90	0.14	6,956.0	196.1	168,571	1,522.3	747.4

The following table shows our estimates of Mineral Resources for our copper projects prepared with an effective date of December 31, 2020 (except as indicated below).

Table 5. Nexa Year-End Mineral Resources for Copper projects.

			Grade					Contained Metal
Interest /	Class	Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
Ownership
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Copper projects
Magistral	Measured	84.24	-	0.56	3.00	-	-	-	471.7	8,017	-	-
(80.16%)	Indicated	121.08	-	0.50	3.00	-	-	-	605.4	11,523	-	-
	Subtotal	205.32	-	0.52	3.00	-	-	-	1,067.6	19,540	-	-
	Inferred	50.57	-	0.43	2.60	-	-	-	217.5	4,178	-	-
Pukaqaqa	Measured	107.30	-	0.43	0.00	-	-	-	461.4	-	-	-
(80.16%)	Indicated	201.70	-	0.39	0.00	-	-	-	786.6	-	-	-
	Subtotal	309.00	-	0.41	0.00	-	-	-	1,266.9	-	-	-
	Inferred	40.10	-	0.34	0.00	-	-	-	136.3	-	-	-
	Measured	191.54	-	0.49	1.3	-	-	-	933.1	8,017	-	-
Total	Indicated	322.78	-	0.43	1.1	-	-	-	1,392.0	11,523	-	-
	Subtotal	514.32	-	0.45	1.2	-	-	-	2,325.1	19,540	-	-
	Inferred	90.67	-	0.39	1.4	-	-	-	353.8	4,178	-	-

NOTES TO MINERAL RESOURCES TABLES

Mineral Resources are expressed on a 100% basis.

The Qualified Persons for the estimation of the Mineral Resources are:
Atacocha (u/g and o/p), Morro Agudo, Shalipayco project, Pukaqaqa project, Florida Canyon project, Magistral project, Hilarion project and Caçapava do Sul project - José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa employee; Vazante - Reno Pressacco, P.Geo., a Roscoe Postle Associates Inc. employee; Aripuanã project -Sean Horan, P. Geo., a Roscoe Postle Associates Inc. employee and Cerro Lindo and El Porvenir - Rosmery Cardenas, P.Eng., a Roscoe Postle Associates Inc. employee.

Mineral Resources have an effective date as of: (a) December 31, 2019 for the Hilarión project; (b) December 31, 2020 for Cerro Lindo, El Porvenir, Atacocha (u/g and o/p), Vazante and Morro Agudo; (c) December 31, 2018 for the Shalipayco project; (d) September 30, 2020 for the Aripuanã project; (e) July, 31 2017 for the Pukaqaqa project; (f) June 30, 2017 for the Magistral project; (g) October 30, 2020 for the Florida Canyon project; and (h) March 17, 2017 for the Caçapava do Sul project.

2014 CIM Definition Standards were followed for Mineral Resources.

Mineral Resources are reported within underground resource shapes for Cerro Lindo, El Porvenir, Atacocha u/g, and Morro Agudo mines and for the Aripuanã, Shalipayco, Hilarión and Florida Canyon projects. Mineral Resources are reported within underground resource shapes or within an optimized pit shell for Vazante and within an optimized pit shell for Atacocha open pit and Magistral, Pukaqaqa and Caçapava do Sul projects.

Mineral Resources are reported above a NSR cut-off value of: Cerro Lindo - US$33.56/t for SLS and US$49.90/t for C&F resource shapes; El Porvenir – varies from US$59.75/t (lower zone) to US$63.37/t (deepening zone) for C&F resource shapes; Atacocha u/g - US$55.05/t for C&F resource stopes; Atacocha o/p - US$19.46/t; Vazante - US$47.49/t for SLS resources shapes, Calamine - varies from US$23.39/t to US$24.64/t and Vazante Aroeira tailings – US$20.62/t; Morro Agudo (specific for each mine) - Morro Agudo: US$37.95/t and Bonsucesso: US$46.22/t; Aripuanã - US$45/t for long hole stopes and US$55/t for C&F resource shapes; Shalipayco - US$45/t; Hilarión - US$35/t for Hilarión Deposit and US$50/t for El Padrino Deposit; Caçapava do Sul - US$13.25/t; Magistral/ Pukaqaqa - Mineral Resources are reported above a 0.2% Cu cut-off grade; Florida Canyon - US$41.40/t for SLS resource shapes, US$42.93/t for C&F and US$40.61/t for Room and Pillar resource areas.

Forecast long-term metal prices used for the NSR calculation are: Cerro Lindo, El Porvenir, Atacocha (u/g and o/p), Vazante, Morro Agudo and Aripuanã - Zn: US$2,869/t (US$1.30/lb), Pb: US$2,249/t (US$1.02/lb), Cu: US$7,427/t (US$3.37/lb) and Ag: US$19.38/oz (Au: US$1,768/oz also used for Atacocha o/p); Shalipayco - Zn: US$3,034/t (US$1.38/lb), Pb: US$2,530/t (US$1.15/lb) and Ag: US$21.58/oz; Magistral project – Cu: US$5,908/t (US$2.68/lb), and Ag: US$18.94/oz; Hilarión project - Zn: US$2,957/t (US$1.34/lb), Pb: US$2,303/t (US$1.04/lb), Cu: US$7,523/t (US$3.41/lb) and Ag: US$19.61/oz; Caçapava do Sul project - Zn: US$2,778/t (US$1.26/lb), Pb: US$2,227/t (US$1.01/lb), Cu: US$6,790/t (US$3.08/lb) and Ag: US$21.78/oz; Pukaqaqa project – Cu: US$5,710/t (US$2.59/lb); and Florida Canyon project - Zn: US$2,816/t (US$1.27/lb), Pb: US$2,196/t (US$1.00/lb) and Ag: US$19.40/oz.

A minimum mining width of 5.0 m and 4.0 m was used for SLS stopes and C&F stopes respectively in Cerro Lindo for resource shapes. A minimum mining width of 4.0 m for C&F resource shapes was applied for El Porvenir, Atacocha u/g. A minimum thickness of 3.0 m for SLS and C&F, and 4.0 m for Room and Pillar in Florida Canyon project. A minimum mining width of 3.0 m was applied for Vazante for willemite mineralization, Bonsucesso and Hilarión project. For Morro Agudo underground a minimum mining width of 4.5 m was applied. For Shalipayco project a minimum mining width of 2.0 m was applied.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. There are no Mineral Reserves at Atacocha u/g and o/p and Morro Agudo, and at Shalipayco, Magistral, Hilarión, Pukaqaqa, Florida Canyon and Caçapava do Sul projects.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Numbers may not add due to rounding.

Technical Information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of NI 43-101 and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2020 and also one of the top five metallic zinc producers worldwide in 2020, according to Wood Mackenzie.

Cautionary Statement on Mineral Reserve and Mineral Resource Estimates

All Mineral Reserve and Mineral Resource estimates of the Company disclosed or referenced in this news release have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves dated May 10, 2014 (“2014 CIM Definition Standards”), whose definitions are incorporated by reference in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), for the metals indicated per mine and project. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F.

Mineral reserve: is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Probable mineral reserve: is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Proven mineral reserve: is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Mineral resource: is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

Indicated mineral resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling.

Inferred mineral resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.

Measured mineral resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for several reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601